                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 6)(1)

                            Forward Industries, Inc.
                 -----------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                    34986210
                          ---------------------------
                                 (CUSIP Number)

    Robert S. Ellin                                       Joel M. Handel, Esq.
Atlantis Equities, Inc.                                  Baer Marks & Upham LLP
  750 Lexington Avenue                                      805 Third Avenue
   New York, New York                                   New York, New York 10022
                                                             (212) 702-5700
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                November 27, 2001
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box |_|.

                  NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 10 Pages)


--------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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CUSIP No. 34986210                   13D/A                   Page 2 of 10 Pages

--------------------------------------------------------------------------------
    1.     NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                 Robert S. Ellin
--------------------------------------------------------------------------------
    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |x|

--------------------------------------------------------------------------------
    3.     SEC USE ONLY


--------------------------------------------------------------------------------
    4.     SOURCE OF FUNDS*

                                       PF
--------------------------------------------------------------------------------
    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             |_|

--------------------------------------------------------------------------------
    6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States
--------------------------------------------------------------------------------
                          7.   SOLE VOTING POWER              2,500 shares

      NUMBER OF
                          ------------------------------------------------------
        SHARES            8.   SHARED VOTING POWER            748,497 shares

     BENEFICIALLY         ------------------------------------------------------
                          9.   SOLE DISPOSITIVE POWER         2,500 shares
    OWNED BY EACH
                          ------------------------------------------------------
      REPORTING           10.   SHARED DISPOSITIVE POWER      748,497 shares

     PERSON WITH
--------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 750,997 shares
--------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          |_|

--------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      12.9%
--------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON*

                                       IN
--------------------------------------------------------------------------------

CUSIP No. 34986210                   13D/A                   Page 3 of 10 Pages

--------------------------------------------------------------------------------
    1.     NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                         Robert Ellin Family 1997 Trust
--------------------------------------------------------------------------------
    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |x|

--------------------------------------------------------------------------------
    3.     SEC USE ONLY


--------------------------------------------------------------------------------
    4.     SOURCE OF FUNDS*

                                       PF
--------------------------------------------------------------------------------
    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             |_|

--------------------------------------------------------------------------------
    6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States
--------------------------------------------------------------------------------
                          7.   SOLE VOTING POWER              37,500 shares

      NUMBER OF
                          ------------------------------------------------------
        SHARES            8.   SHARED VOTING POWER

     BENEFICIALLY         ------------------------------------------------------
                          9.   SOLE DISPOSITIVE POWER         37,500 shares
    OWNED BY EACH
                          ------------------------------------------------------
      REPORTING           10.   SHARED DISPOSITIVE POWER

     PERSON WITH
--------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  37,500 shares
--------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          |_|

--------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.6%
--------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON*

                                       OO
--------------------------------------------------------------------------------

CUSIP No. 34986210                   13D/A                   Page 4 of 10 Pages

--------------------------------------------------------------------------------
    1.     NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             Atlantis Equities, Inc.
--------------------------------------------------------------------------------
    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |x|

--------------------------------------------------------------------------------
    3.     SEC USE ONLY


--------------------------------------------------------------------------------
    4.     SOURCE OF FUNDS*

                                       WC
--------------------------------------------------------------------------------
    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             |_|

--------------------------------------------------------------------------------
    6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                                    New York
--------------------------------------------------------------------------------
                          7.   SOLE VOTING POWER

      NUMBER OF
                          ------------------------------------------------------
        SHARES            8.   SHARED VOTING POWER            276,650 shares

     BENEFICIALLY         ------------------------------------------------------
                          9.   SOLE DISPOSITIVE POWER
    OWNED BY EACH
                          ------------------------------------------------------
      REPORTING           10.   SHARED DISPOSITIVE POWER      276,650 shares

     PERSON WITH
--------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 276,650 shares
--------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          |_|

--------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      4.5%
--------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON*

                                       CO
--------------------------------------------------------------------------------

CUSIP No. 34986210                   13D/A                   Page 5 of 10 Pages

--------------------------------------------------------------------------------
    1.     NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Robert Ellin Profit Sharing Plan
--------------------------------------------------------------------------------
    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |x|

--------------------------------------------------------------------------------
    3.     SEC USE ONLY


--------------------------------------------------------------------------------
    4.     SOURCE OF FUNDS*

                                       OO
--------------------------------------------------------------------------------
    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             |_|

--------------------------------------------------------------------------------
    6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States
--------------------------------------------------------------------------------
                          7.   SOLE VOTING POWER

      NUMBER OF
                          ------------------------------------------------------
        SHARES            8.   SHARED VOTING POWER            324,347 shares

     BENEFICIALLY         ------------------------------------------------------
                          9.   SOLE DISPOSITIVE POWER
    OWNED BY EACH
                          ------------------------------------------------------
      REPORTING           10.   SHARED DISPOSITIVE POWER      324,347 shares

     PERSON WITH
--------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 324,347 shares
--------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          |_|

--------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      5.6%
--------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON*

                                       EP
--------------------------------------------------------------------------------

CUSIP No. 34986210                   13D/A                   Page 6 of 10 Pages

--------------------------------------------------------------------------------
    1.     NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                 Nancy J. Ellin
--------------------------------------------------------------------------------
    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |x|

--------------------------------------------------------------------------------
    3.     SEC USE ONLY


--------------------------------------------------------------------------------
    4.     SOURCE OF FUNDS*

                                       PF
--------------------------------------------------------------------------------
    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             |_|

--------------------------------------------------------------------------------
    6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States
--------------------------------------------------------------------------------
                          7.   SOLE VOTING POWER

      NUMBER OF
                          ------------------------------------------------------
        SHARES            8.   SHARED VOTING POWER            110,000 shares

     BENEFICIALLY         ------------------------------------------------------
                          9.   SOLE DISPOSITIVE POWER
    OWNED BY EACH
                          ------------------------------------------------------
      REPORTING           10.   SHARED DISPOSITIVE POWER      110, 000 shares

     PERSON WITH
--------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 110,000 shares
--------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          |_|

--------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      1.9%
--------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON*

                                       IN
--------------------------------------------------------------------------------

CUSIP No. 34986210                   13D/A                   Page 7 of 10 Pages


ITEM 1   SECURITY AND ISSUER

         This Amendment No. 6 to Schedule 13D ("Amendment No. 6"), amends the
Schedule 13D filed in September 1998 (the "Original 13D"), as amended by Amendment No. 1 filed in October 1998 ("Amendment No. 1"), Amendment No. 2 filed in December 1998 ("Amendment No. 2"), Amendment No. 3 in May 1999 ("Amendment No. 3"), Amendment No. 4 in September 2000 ("Amendment No. 4") and Amendment No. 5 in August 2001 ("Amendment No. 5"), filed by Robert S. Ellin, Robert Ellin Family 1997 Trust, Atlantis Equities, Inc., Robert Ellin Profit Sharing Plan and Nancy J. Ellin (the "Filing Persons") and relates to the common stock, par value $0.01 per share (the "Common Stock"), of Forward Industries, Inc., a New York corporation (the "Company"). The address of the principal executive office of the Company is 1801 Green Road, E. Pompano Beach, Florida 33064.

ITEM 2   IDENTITY AND BACKGROUND

         The information in Item 2 has not changed.

ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The information previously reported in Item 3 is hereby amended by adding the following after the existing information:

         From September 28, 2001 to November 23, 2001, the Robert Ellin Profit Sharing Plan (the "Plan") (i) purchased an aggregate of 56,380 shares of Common Stock in a series of open market transactions for an aggregate purchase price of $53,508.61, and (ii) sold an aggregate of 200 shares of Common Stock in a series of open-market transactions for an aggregate sale price of $185.92 . The source of funds used by the Plan to make these purchases is the contributions from its participants. On October 10, 2001, Atlantis Equities, Inc. purchased 300 shares of Common Stock in an open-market transaction for an aggregate purchase price of $280.56. The source of funds used by Atlantis Equities, Inc. to make these transactions is its working capital.

ITEM 4   PURPOSE OF TRANSACTION

         The information in Item 4 is hereby amended by deleting section 4.2 and replacing it with the following:

         4.2 The Filing Persons continue to believe that the Company's business has significant prospects for growth but has been unsuccessful as a result of continued overspending and mismanagement by the Company's officers and directors including the approval of substantial compensation arrangements for officers and directors despite the Company's poor performance over many years. The Company's Board of Directors has failed to call a special meeting of shareholders to consider changes to the Board, although demands therefor have been made. In addition, the Company has failed to provide documents relating to its shareholders and other appropriate matters despite numerous requests. The Filing Persons have decided to take appropriate action to rectify these many issues which adversely affected the Company's performance and the value of the Company to its shareholders, including:

         o holding a special meeting of shareholders for the purpose of removing the Company's board of directors; other actions being considered include

         o finding an appropriate purchaser for the Company or the Company's business;

         o        considering a bid to purchase additional stock of the Company;

         o selling all or substantially all of the Filing Persons' stock in the Company;

         o commencing a lawsuit on behalf of the Company's shareholders against the directors and officers of the Company seeking damages for, and/or to otherwise seeking to enjoin such directors and officers from committing further, improper actions.

CUSIP No. 34986210                   13D/A                   Page 8 of 10 Pages


ITEM 5   INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended and supplemented by adding the following thereto:

         (a) In a series of open market transactions effected between September 28, 2001 and November 27, 2001, the Plan increased its holdings of Common Stock by 56,180 shares. The Plan now holds an aggregate of 324,347 shares of Common Stock, representing approximately 5.6% of the Company's issued and outstanding shares of Common Stock. On October 10, 2001, Atlantis Equities, Inc. purchased 300 shares of Common Stock in an open market transaction. Atlantis Equities, Inc. now holds an aggregate of 276,650 shares of Common Stock, representing 4.5% of the Company's issued and outstanding Common Stock. As a result of these transactions, the aggregate amount of Common Stock beneficially owned by Mr. Ellin has increased to 750,997 shares, representing 12.9% of the Company's issued and outstanding shares of Common Stock.

         (b) During the past 60 days preceding the filing of this report the Plan and Atlantis Equities, Inc. effected the following transactions:

ROBERT ELLIN PROFIT SHARING PLAN
--------------------------------

         DATE                NUMBER OF         PURCHASE/SALE            PRICE PER SHARE
                              SHARES
         11/27/01                300              Purchase                  1.0925
         11/28/01              1,000              Purchase                  0.8900
         11/28/01                100              Purchase                  0.8600
         11/23/01                400              Purchase                  1.0200
         11/23/01                100              Purchase                  1.0200
         11/23/01                100              Purchase                  1.0300
         11/23/01                300              Purchase                  1.0500
         11/20/01                100                Sale                    0.9500
         11/20/01                100                Sale                    0.9600
         11/19/01                500              Purchase                  0.9600
         11/19/01              1,000              Purchase                  0.9700
         11/19/01              1,000              Purchase                  0.9800
         11/19/01              3,000              Purchase                  0.9800
         11/19/01                100              Purchase                  0.9800
         11/19/01              3,000              Purchase                  0.9900
         11/19/01                 80              Purchase                  0.9900
         11/19/01                100              Purchase                  1.0000
         11/19/01              1,100              Purchase                  1.0000
         11/19/01              1,300              Purchase                  1.0000
         11/19/01              1,000              Purchase                  1.0300
         11/19/01                400              Purchase                  1.0300
         11/19/01              1,000              Purchase                  1.0300
         11/19/01              1,000              Purchase                  1.0300
         11/19/01                100              Purchase                  1.0350
         11/19/01              1,000              Purchase                  1.0600
         11/19/01              1,000              Purchase                  1.0650
         11/9/01                 100              Purchase                  0.9075
         11/9/01                 100              Purchase                  0.9200

CUSIP No. 34986210                   13D/A                   Page 9 of 10 Pages

                             NUMBER OF
         DATE                 SHARES           PURCHASE/SALE            PRICE PER SHARE
         11/9/01               1,000              Purchase                  0.9400
         11/9/01                 100              Purchase                  0.9450
         11/9/01               1,000              Purchase                  0.9700
         11/8/01                 100              Purchase                  0.8825
         11/8/01                 100              Purchase                  0.9300
         11/8/01                 100              Purchase                  0.9500
         11/8/01                 600              Purchase                  0.9900
         11/8/01               1,000              Purchase                  0.9900
         10/24/01             10,100              Purchase                  1.0000
         10/25/01                600              Purchase                  1.0400
         10/22/01              3,100              Purchase                  0.6700
         10/19/01              1,700              Purchase                  0.9600
         10/18/01              1,000              Purchase                  0.8700
         10/12/01              2,400              Purchase                  0.9200
         10/9/01               2,000              Purchase                  0.8800
         10/5/01                 100              Purchase                  0.8500
         10/26/01                900              Purchase                  1.0500
         10/29/01                200              Purchase                  0.9700
         10/30/01              1,500              Purchase                  0.9500
         9/20/01               1,000              Purchase                  0.8200
         9/25/01               1,500              Purchase                  0.6900
         9/26/01               6,500              Purchase                  0.7200
         9/28/01               2,000              Purchase                  0.7300

ATLANTIS EQUITIES, INC.
-----------------------

         10/10/01                300              Purchase                  0.9400


ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

         None.

CUSIP No. 34986210                   13D/A                   Page 10 of 10 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify the information set forth in this Amendment is true, complete and correct.

Dated: December 5, 2001



                                         /s/ Robert S. Ellin
                                         ------------------------------------
                                         Robert S. Ellin



                                         ROBERT ELLIN 1997 FAMILY TRUST


                                         By: /s/ Marvin Ellin, Trustee
                                             --------------------------------
                                             Marvin Ellin, Trustee



                                         ATLANTIS EQUITIES, INC.


                                         By: /s/ Robert S. Ellin
                                             --------------------------------
                                             Robert S. Ellin, President


                                         ROBERT ELLIN PROFIT SHARING PLAN


                                         By: /s/ Robert S. Ellin
                                             --------------------------------
                                             Robert S. Ellin, Trustee


                                         /s/ Nancy J. Ellin
                                         ------------------------------------
                                         Nancy J. Ellin